FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December (Report No. 2)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                               Form 20-F X              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes____                   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

At the Company's 2007 Annual General Meeting, which was held on December 27, 2007, the following proposals were approved by the shareholders:

1. The election of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly and Amnon Lipkin-Shahak.

2. Barry Shaked's continued service as both our Chairman and Chief Executive Officer for a period of up to three years and the proposed compensation matters. The proposal regarding restricted stock units was removed from the agenda at the opening of the meeting.

3. The amendment of the Amended and Restated Articles of Association of the Company to remove the Company's ability to exempt office holders from their duty of care towards the Company.

4. The payment of fees to our independent directors.

5. A liability insurance policy in favor of our directors.

6. The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and the authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           RETALIX LTD.

Date:    December 27, 2007                 By: /s/ Motti Gadish
                                               ------------------
                                           Motti Gadish
                                           Director of Corporate Communications
                                           and Investor Relations